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June 3, 2011

BY EDGAR AND FACSIMILE

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sony Corporation Form 20-F for the Fiscal Year Ended March 31, 2010 Filed June 28, 2010 File No. 1-06439

Dear Mr. Spirgel:

On behalf of our client Sony Corporation (together with its consolidated subsidiaries referred to as “Sony” or “Sony Group”), we set forth herein responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated April 15, 2011 with respect to the above referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2010.

As requested by the Staff, we include as Annex I a letter from the Executive Vice President and General Counsel of Sony Corporation that sets forth the requested acknowledgements with respect to filings made by Sony Corporation.

Mr. Larry Spirgel, p. 2

Form 20-F for the Fiscal year Ended March 31, 2010
General

1.
We note from your website that you continue to have retail sales and accredited service centers in Iran, Sudan, and Syria.  As you know, Iran, Sudan, and Syria are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 20-F does not include disclosure regarding contacts with Iran, Sudan, and Syria.

Please describe to us the nature and extent of your contacts with Iran, Sudan, and Syria since your letter to us dated June 15, 2007, and any anticipated contacts with those countries, whether through subsidiaries, distributors, dealers, resellers, or other direct or indirect arrangements.  Your response should describe any products, equipment, components, technology, or services that you have provided into Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:  Sony notes the Staff’s comment and respectfully informs the Staff that Sony has no subsidiaries or affiliates in Iran, Sudan or Syria.1  Sony maintains a representative office in Iran (discussed in greater detail in response to Comment 2 below).  The information identified by the Staff on Sony’s website, which was interpreted to be sales office information in Tehran and Damascus, actually represents information about showrooms and after-sales service centers of designated third parties.  Sony has no direct or indirect financial association with such showrooms and after-sales service centers.

Please see response to Comment 2 below for country-specific descriptions of Sony’s business in each of Iran, Sudan and Syria.

2.
Please discuss the materiality of your contacts with Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and any subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Iran, Sudan, and Syria.

____________________
1           There is one dormant subsidiary in Iran that was incorporated in 1965 in order to distribute motion pictures, but to Sony’s knowledge it has been inactive for over two decades.

Mr. Larry Spirgel, p. 3

Response:  Sony notes the Staff’s comment and respectfully informs the Staff that Sony does not consider its interests in and dealings with Iran, Sudan and Syria, either individually or in the aggregate, as constituting a material investment risk for its security holders, notwithstanding the fact that Iran, Sudan and Syria are included in the U.S. Department of State’s list of state sponsors of terrorism.  Sony has considered both quantitative and qualitative factors in reaching this conclusion.

Quantitative Considerations:

As the Staff’s reference to Sony’s website suggests, it is a matter of public record that Sony engages in business in Iran, Sudan, and Syria, among many other countries.  Relative to the size of Sony, however, its activities over the periods covered by the Form 20-F in each of these three countries were not material to Sony’s overall operations.  Sony actively employs systems and procedures designed to remain in compliance with applicable export control regulations, including those of the United States and Japan.

The following table shows sales and operating revenue, assets and liabilities for Sony for the fiscal years ended March 31, 2008, 2009 and 2010 and subsequent period (the fiscal year ended March 31, 2011, preliminary unaudited consolidated financial statements):

Mr. Larry Spirgel, p. 4

Fiscal year ended March 31, 2008

	Sales and operating revenue	Long-Lived Assets	Liabilities
	(in millions of U.S.$, except percentages)
Iran	$377.2(1)	$0.9	$0.9
Sudan	1.4	0.0	0.0
Syria	18.5(2)	0.0	0.0
Sony Group(3)	77,608.4	23,527.9	88,240.4
Iran, Sudan and Syria combined, as a percentage of Sony Group	0.51%	0.00%	0.00%
(1)	Of this amount, Sony’s Motion Pictures business, which as explained below is conducted in reliance on a U.S. Treasury Department opinion, contributed $0.18 million.
(2)	Of this amount, Sony’s Motion Pictures business contributed $0.07 million.
(3)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate for P/L, period-end rate for B/S) on page 6 of the Form 20-F.

Fiscal year ended March 31, 2009

	Sales and operating revenue	Long-Lived Assets	Liabilities
	(in millions of U.S.$, except percentages)
Iran	$315.0(1)	$0.4	$0.4
Sudan	0.4	0.0	0.0
Syria	28.3(2)	0.0	0.0
Sony Group(3)	76,823.6	26,013.3	88,723.2
Iran, Sudan and Syria combined, as a percentage of Sony Group	0.45%	0.00%	0.00%
(1)	Of this amount, Sony’s Motion Pictures business, which as explained below is conducted in reliance on a U.S. Treasury Department opinion, contributed $0.22 million.
(2)	Of this amount, Sony’s Motion Pictures business contributed $0.03 million.
(3)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate for P/L, period-end rate for B/S) on page 6 of the Form 20-F.

Mr. Larry Spirgel, p. 5

Fiscal year ended March 31, 2010

	Sales and operating revenue	Long-Lived Assets	Liabilities
	(in millions of U.S.$, except percentages)
Iran	$279.2(1)	$0.1	$0.1
Sudan	3.1	0.0	0.0
Syria	28.5(2)	0.0	0.0
Sony Group(3)	77,628.3	25,393.2	102,575.6
Iran, Sudan and Syria combined, as a percentage of Sony Group	0.40%	0.00%	0.00%
(1)	Of this amount, Sony’s Motion Pictures business, which as explained below is conducted in reliance on a U.S. Treasury Department opinion, contributed $0.20 million.
(2)	Of this amount, Sony’s Motion Pictures business contributed $0.10 million.
(3)	U.S. dollar amounts are calculated by using exchange rates (i.e., average rate for P/L, period-end rate for B/S) on page 6 of the Form 20-F.

Fiscal year ended March 31, 2011 (preliminary unaudited)

	Sales and operating revenue	Long-Lived Assets	Liabilities
	(in millions of U.S.$, except percentages)
Iran	$325.6(1)	$0.0	$0.0
Sudan	1.0	0.0	0.0
Syria	79.4(2)	0.0	0.0
Sony Group(3)	84,774.8	27,916.4	119,892.8
Iran, Sudan and Syria combined, as a percentage of Sony Group	0.48%	0.00%	0.00%
(1)	Of this amount, Sony’s Motion Pictures business, which as explained below is conducted in reliance on a U.S. Treasury Department opinion, contributed $0.04 million.
(2)	Of this amount, Sony’s Motion Pictures business contributed $0.10 million.
(3)
U.S. dollar amounts are calculated by using exchange rates (i.e., average rate of 84.71 yen/1 U.S. dollar for sales and operating revenue; fiscal year-end rate of 83.15 yen/1 U.S. dollar for long-lived assets and liabilities).

Mr. Larry Spirgel, p. 6

Sony’s conclusion that its activities in and contacts with Iran, Sudan and Syria do not constitute a material part of its operations is also illustrated by information on page F-87 of the Form 20-F, where Sony disclosed its consolidated sales and operating revenue (“Sales”) and long-lived assets by geographic areas.  Iran, Sudan and Syria are included in the information provided in the “Other” category in such geographic information.  Results from Iran, Sudan and Syria individually and collectively do not contribute materially to Sales in the “Other” category, nor do Iran, Sudan and Syria individually or collectively account for a material proportion of assets in such category.

The following table shows certain data for the fiscal years ended March 31, 2008, 2009 and 2010 and subsequent period (the fiscal year ended March 31, 2011, preliminary unaudited consolidated financial statements) in the “Other” Category:

Fiscal year ended March 31, 2008

	Sales and operating revenue	Long-Lived Assets
“Other” area portion of Sony Group total	9.43%	1.65%
Iran, Sudan and Syria combined portion of “Other” area	5.42%	0.24%
Iran, Sudan and Syria combined portion of Sony Group total	0.51%	0.00%

Fiscal year ended March 31, 2009

	Sales and operating revenue	Long-Lived Assets
“Other” area portion of Sony Group total	9.78%	2.07%
Iran, Sudan and Syria combined portion of “Other” area	4.58%	0.07%
Iran, Sudan and Syria combined portion of Sony Group total	0.45%	0.00%

Mr. Larry Spirgel, p. 7

Fiscal year ended March 31, 2010

	Sales and operating revenue	Long-Lived Assets
“Other” area portion of Sony Group total	9.45%	2.47%
Iran, Sudan and Syria combined portion of “Other” area	4.24%	0.01%
Iran, Sudan and Syria combined portion of Sony Group total	0.40%	0.00%

Fiscal year ended March 31, 2011 (preliminary unaudited)

	Sales and operating revenue	Long-Lived Assets
‘Other’ area portion of Sony Group total	10.54%	2.17%
Iran, Sudan and Syria combined portion of ‘Other’ area	4.54%	0.01%
Iran, Sudan and Syria combined portion of Sony Group total	0.48%	0.00%

Sony’s business in Iran, Sudan and Syria is divided among four main business units: consumer-use products; professional-use products (i.e., video tape recorders, video cameras, switchers, monitors, microphones, medical printers, medical paper, video security products, front projectors, other peripherals/accessories, and integration/after sales services for those products); game products; and motion pictures (including television).  Depending on the country, Sony conducts its consumer-use products business through local (i.e., domestic) distributors, local traders and/or Dubai-based traders, and its professional-use products business both directly and through local and/or Dubai-based dealers.  It conducts its game products business through local dealers, local traders and/or Dubai-based traders.  Sony distributes products for its motion picture business through third-party sub-distributors (i.e., instead of distributing directly to theaters or retailers, Sony licenses to sub-distributors who sublicense to theaters or retailers) in Syria and Iran only.  Sony also licenses (1) the right to exhibit programming to pan-regional television channels that are not based in Syria or Sudan but whose satellite or broadcast footprint includes Syria or Sudan and (2) the right to distribute pan-regional television channels it owns to distribution platforms that are not based in Syria or Sudan but whose footprint includes Syria and Sudan.  It does not, however, license such rights directly into either of these countries.  Sony does not conduct its music business in Iran, Sudan or Syria either directly or indirectly.  Descriptions of Sony’s business in each of Iran, Sudan and Syria, including quantitative analysis, are as follows:

Mr. Larry Spirgel, p. 8

Iran

Current Operations:

Consumer-Use Products:  Sony conducts business in Iran involving consumer-use products in part through Iran-based distributors and in part through traders based in Dubai.  The consumer-use products currently being sold in Iran include LCD televisions (some of which are manufactured by a private third party in Iran), home video products, home theater systems, car audio and other audio products, digital imaging products, computer peripherals, and recording media products.

In order to facilitate such sales activities, Sony maintains one representative office in Tehran, Iran, which primarily conducts market research and support of sales promotion.  The office is staffed by one international (a non-US citizen) and three Iranian employees on a full-time basis with temporary part-time support personnel as necessary.

Professional-Use Products:  Sony conducts its sales of professional-use products in Iran both directly and through dealers based in Dubai (some of which are Dubai offices/affiliates of Iranian dealers).  The professional-use products currently being sold in Iran include video tape recorders, video cameras, switchers, monitors, microphones, medical printers, medical paper, video security products, front projectors, other peripherals/accessories, and integration/after sales services for those products.

One Dubai-based dealer through whom Sony conducts business is a subsidiary of a state-owned broadcasting station.  In 1995, Sony entered into a business relationship with Soroush Multimedia Corporation (“Soroush Multimedia”) pursuant to which Soroush Multimedia acts primarily as a Dubai-based dealer of professional-use AV products and as an agent for direct sales of professional media products (i.e., professional-use recording media) to Soroush Multimedia’s parent company, the Islamic Republic of Iran Broadcasting (“IRIB”).  Sony understands IRIB to be a state-owned broadcasting station.

In addition, Sony understands that certain non-state-owned Dubai-based dealers with whom it does business sell to state-owned entities inside Iran, including the Ministries of Education and Health and a bank.

Game Products:  Sony conducts sales of PlayStation® hardware, software, and peripheral products in part through Iran-based dealers and in part through traders based in Dubai.

Motion Pictures:  Sony licenses home entertainment products in Iran through its sub-distributor in Tehran, Tasvire Donayaye Honar Co. (“TOHCO”).  TOHCO dubs the motion pictures into Farsi and duplicates the films for distribution on video compact discs for home entertainment.  This distribution is conducted in reliance on a letter from the U.S. Treasury Department’s Office of Foreign Assets Control, dated January 8, 2003 (the “U.S. Treasury 2003 Letter”), authorizing Sony Pictures Home Entertainment (“SPHE”, formerly Columbia TriStar Home Entertainment) to export its home entertainment products to Iran.  In addition, SPHE entered into an agreement with a Sony joint venture partner for distribution by the partner of one motion picture across multiple territories, including Iran, on memory cards.  Sony has no licensing activity for theatrical or TV distribution in Iran.

Mr. Larry Spirgel, p. 9

Music:  Sony does not conduct its music business in Iran.

Past and Anticipated Operations:  Aggregate revenues derived from operations in Iran were 0.49%, 0.41% , 0.36% and 0.38% of Sony’s total revenues for the fiscal years ended March 31, 2008, 2009 and 2010 and subsequent period (the fiscal year ended March 31, 2011, preliminary unaudited consolidated financial statements), respectively.  The assets and liabilities relating to these operations are also, without doubt, immaterial.  Sony therefore believes that quantitative disclosures relating to its operations in Iran would not significantly alter the “total mix” of information available to the marketplace regarding its business operations.  In addition, Sony’s management believes that its forecast for the fiscal year ending March 31, 2012 does not contemplate results rising to a level such that they would represent a material contribution to the operations of the Sony Group as a whole.

Direct and indirect contacts with the government of Iran and entities controlled by the government of Iran:  Sony has no dealings with the government of Iran or entities controlled by the government of Iran except with respect to its direct and indirect distribution of professional-use AV products, professional media products, medical products and video security equipment, as described above.

Sudan

Current Operations:

Consumer-Use Products:  Sony sells consumer-use products in Sudan in part through Dubai-based traders and in part through traders based in Sudan.  The consumer-use products currently being sold in Sudan include LCD televisions, home video products, home theater systems, car audio and other audio products, digital imaging products, and recording media products.

Professional-Use Products:  Sony no longer has sales of professional-use products in Sudan, other than the very limited indirect supply of spare parts to the state-owned Sudanese Radio & Television Corporation (“Sudan TV”) for the support and service of broadcast products sold directly to Sudan TV in prior years.

Mr. Larry Spirgel, p. 10

Game Products:  Sony conducts sales of PlayStation® hardware, software, and peripheral products in Sudan in part through Dubai-based traders and in part through traders based in Sudan.

Motion Pictures:  Sony does not distribute or license home entertainment products in Sudan.  Sony has no licensing activity for theatrical distribution in Sudan.  Sony has licensed the right to exhibit programming to at least three pan-African television channels that are not based in Sudan, but include Sudan within their satellite or broadcast footprint.  No sales or revenues are received directly from Sudan by Sony for program distribution through its pan-regional licensing arrangements.  Two Hindi-language television channels (the “Hindi Channels”) of which Sony is a majority owner and one other television channel that is wholly-owned by Sony are distributed on a pan-African distribution platform that is not based in Sudan, but which includes Sudan within its footprint.  The Hindi Channels are also distributed on a pan-Middle Eastern and North African distribution platform that is not based in Sudan, but includes Sudan within its footprint.  No sales or revenues are received directly from Sudan by Sony for such arrangements.

Music:  Sony does not conduct its music business in Sudan.

Past and Anticipated Operations:  Aggregate revenues derived from operations in Sudan were rounded to 0.00%, 0.00%, 0.00% and 0.00% of Sony’s total revenues for the fiscal years ended March 31, 2008, 2009 and 2010 and subsequent period (the fiscal year ended March 31, 2011, preliminary unaudited consolidated financial statements), respectively.  The assets and liabilities relating to these operations are also, without doubt, immaterial.  Sony therefore believes that quantitative disclosures relating to its operations in Sudan would not significantly alter the “total mix” of information available to the marketplace regarding its business operations.  In addition, Sony’s management believes that its forecast for the fiscal year ending March 31, 2012 does not contemplate results rising to a level such that they would represent a material contribution to the operations of the Sony Group as a whole.

Direct and indirect contacts with the government of Sudan and entities controlled by the government of Sudan:  Sony has no dealings with the government of Sudan or entities controlled by the government of Sudan except for the limited indirect supply of spare parts, as described above.

Syria

Current Operations:

Mr. Larry Spirgel, p. 11

Consumer-Use Products:  Sony sells consumer-use products in Syria through a Syria-based distributor.  The consumer-use products currently being sold in Syria include LCD televisions, home video products, home theater systems, car audio and other audio products, digital imaging products, and recording media products.

Professional-Use Products:  Sony conducts business primarily with the state-owned General Organization for Radio-Television Arab Syria (“Syria TV”) for professional-use AV products, including professional media products, directly and indirectly through a Syria-based dealer.

Game Products:  Sony conducts sales of PlayStation® hardware, software, and peripheral products in Syria through a Syria-based distributor.

Motion Pictures:  Sony has two home entertainment distribution agreements that cover the region that includes Syria, Bahrain, Egypt, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, and the United Arab Emirates.  Sony licenses motion pictures to theaters in Syria through a sub-distributor located in Lebanon.  Sony has licensed the right to exhibit programming to at least two pan-African television channels and one pan-Middle Eastern television channel, none of which are based in Syria but which include Syria within their respective satellite or broadcast footprints.  No sales or revenues are received directly from Syria by Sony for program distribution in its pan-regional licensing arrangements.  The Hindi Channels are distributed on a pan-Middle Eastern and North African distribution platform that is not based in Syria, but which includes Syria within its footprint.  No sales or revenues are received directly from Syria by Sony for such arrangements.

Music:  Sony does not conduct its music business in Syria.

Past and Anticipated Operations:  Aggregate revenues derived from operations in Syria were 0.02%, 0.04%, 0.04% and 0.09% of Sony’s total revenues for the fiscal years ended March 31, 2008, 2009 and 2010 and subsequent period (the fiscal year ended March 31, 2011, the preliminary unaudited consolidated financial statements), respectively.  The assets and liabilities relating to these operations are also, without doubt, immaterial.  Sony therefore believes that quantitative disclosures relating to its operations in Syria would not significantly alter the “total mix” of information available to the marketplace regarding its business operations.  In addition, Sony’s management believes that its forecast for the fiscal year ending March 31, 2012 does not contemplate results rising to a level such that they would represent a material contribution to the operations of the Sony Group as a whole.

Direct and indirect contacts with the government of Syria and entities controlled by the government of Syria:  Sony has no dealings with the government of Syria or entities controlled by the government of Syria except with respect to its direct and indirect distribution of professional-use AV products to Syria TV, as described above.

Mr. Larry Spirgel, p. 12

Qualitative Considerations:

Sony understands that additional disclosures might be required if its operations in Iran, Sudan and Syria were material based on consideration of qualitative factors.  SAB 99 requires an analysis of all of the circumstances surrounding Sony’s operations in these countries before a final determination may be made regarding their materiality. After conducting this analysis, Sony determined that its activities in Iran, Sudan and Syria are consistent with those activities that Sony carries out in the ordinary course of its business in more than 140 countries.  Sony’s revenues are derived primarily from sales of consumer-use and professional-use products and services related thereto.  The products and services that Sony has provided, provides and expects to provide to Iran, Sudan and Syria are intended for non-military applications.  In addition, Sony has never disclosed to the market that sales in these countries, whether considered individually or in the aggregate, would be particularly important in the future.  In general, disclosure of sales figures on a country basis is made only for the largest countries which would not include any of the countries at issue here.  These circumstances suggest that there is nothing significant regarding Sony’s activities in Iran, Sudan and Syria that would require disclosure in Sony’s 1933 or 1934 Act filings.

Upon consideration of qualitative factors, including principally the impact of its activities in Iran, Sudan, and Syria on share value and reputation, Sony does not believe that those activities pose a material investment risk for its security holders.  As noted above, Sony’s combined sales to these countries represented 0.40% of Sony Group’s global sales for the fiscal year ended March 31, 2010.  Sony believes that this figure would lead actual or potential investors to view its activities in these countries as immaterial to the Sony Group.  Sony’s ongoing monitoring of investor opinion, including the sentiments to which the Staff referred to in Comment 2, does not lead it to believe that its limited sales of consumer and professional-use goods to Iran, Sudan and Syria would materially affect its reputation.  As part of this ongoing monitoring, if Sony believed such sales, or any other transactions or activities, would hurt its reputation, it would evaluate the situation and take appropriate action in the circumstance.

Sony believes that any shareholder or potential new investor who would take issue with Sony’s business in Iran, Sudan, and Syria would do so out of concern for contacts Sony may have with the governments or entities controlled by the governments of Iran, Sudan and Syria.  Sony’s business in Iran, Sudan, and Syria consists predominantly of consumer-use product sales, unrelated to the governments of Iran, Sudan, and Syria.  Sony’s only direct contact with such governments or entities controlled by them is the business it conducts with state-owned broadcasting stations.  Such business consists of supplying AV products and providing necessary technical support.  Sales from the professional-use AV products business, which includes transactions with state-owned television broadcasting stations, represented 4.2% of Sony’s total sales in Iran, Sudan, and Syria in the fiscal year ended March 31, 2010 and 0.02% of Sony’s consolidated sales in the fiscal year ended March 31, 2010.  Other than the direct contact that Sony has with state-owned broadcasting stations, all other business with government owned entities is done through third party dealers.  Accordingly, Sony does not believe such relationships would be considered material by existing shareholders or potential new investors.

Mr. Larry Spirgel, p. 13

Sony respects and appreciates that certain states and universities have proposed or adopted policies that restrict investment in companies that have operations in Iran, Sudan and Syria and other countries.  Sony notes that it has disclosed, on its Internet website, certain information on its activities in Iran, Sudan and Syria.  Sony has therefore already provided the marketplace with sufficient information to meet the needs of those investors that would base their investment decision on the existence of sales to Iran, Sudan and Syria.  Based on the facts described above, Sony respectfully submits that no additional disclosure regarding these activities is necessary or appropriate at this time. Sony believes that on the basis of the established materiality definition under U.S. securities laws, it has disclosure obligations towards the “reasonable investor” and not towards any particular investor based on such investor’s geopolitical outlook or other special interests.  While certain of Sony’s investors may disapprove of its activities in Iran, Syria and Sudan, still others may disapprove of its operations in other countries that they view as undemocratic, and yet still others may disapprove of its operations in countries whose political regimes they dislike for other personal reasons.  As discussed above, Sony considers its operations in Iran, Sudan and Syria to be immaterial from quantitative, qualitative, investment risk and reputational perspectives.  Thus, Sony believes that it has fulfilled its disclosure obligations.

Sony respectfully submits that having business activities in Iran, Sudan, and Syria is not uncommon among many of its peer competitors in several of its fields of business, and so very likely represents the norm rather than the exception for that group of peers, insofar as non-U.S. companies are concerned.  Because of the structure of the domestic economies of these three countries, where the private sector is nascent or marginal and where public infrastructure has developed significantly, it is also not uncommon for governmental agencies or government-controlled businesses to be transaction counterparts.

Sony believes that, with regard to Iran, Sudan, and Syria, its compliance systems are sufficient to make remote the risks of a violation of U.S. or Japanese economic sanctions or export control laws that would create a material investment risk for its security holders.  More specifically, the U.S. sanctions and export control laws aimed at Iran, Sudan, and Syria administered by the U.S. Office of Foreign Assets Control (OFAC) and the U.S. Department of Commerce are inapplicable to a non-U.S. company such as Sony, other than with regard to (i) its U.S. subsidiaries and its employees who are U.S. nationals or permanent resident aliens and (ii) the re-exportation of U.S.-origin goods and technology.  To the best of Sony’s knowledge, its U.S. subsidiaries and employees who are U.S. nationals or permanent resident aliens are not involved in any of its activities in Iran, Sudan, and Syria.  Sony does not export goods or services from the United States, except for motion pictures as permitted in reliance on the U.S. Treasury 2003 Letter, to Iran, Sudan, and Syria or vice versa.  Furthermore, Sony believes it has adequate controls and procedures in place so that the likelihood of U.S. sanctions is remote.  Sony therefore does not consider the legal requirements associated with operating in Iran, Sudan and Syria to present a risk that calls for additional disclosure.

Mr. Larry Spirgel, p. 14

In summary, notwithstanding that Iran, Sudan, and Syria have been identified as state sponsors of terrorism by the U.S. Department of State and are, to varying degrees, subject to economic sanctions administered by OFAC, Sony does not believe that its activities in those three countries constitute a material investment risk for its security holders, taking both quantitative and qualitative factors into account.

(2) Other significant transactions, page F-69

3.
Citing ASC 860-10-40-5 and any other relevant guidance, tell us why you believe it was appropriate to record a gain on the sale of a portion of the HBO Latin America joint venture which could be subject to rescission.  In this regard, we note that you must receive approval from the Brazilian competition authority and such approval was not obtained as of the date of the filing of your Form 20-F.  Further, tell us whether you have subsequently received approval for the sale of the investment.  Also, tell us how you are accounting for the put option that you initially valued at 1,371 million yen.

Response:  Sony notes the Staff’s comment and respectfully informs the Staff that, on March 9, 2010, Sony sold a portion of its investment and certain ancillary rights in its HBO Latin America venture (“HBO LA”) to the venture’s majority shareholder (“Majority Shareholder”) (such transaction is sometimes referred to herein as the “HBO LA Transaction”).  HBO LA owns and operates certain premium pay television businesses in Latin America.  Prior to the HBO LA Transaction, Sony owned approximately 29% of HBO LA, which was accounted for under the equity method.  In the HBO LA Transaction, Sony sold approximately 21% of the equity in HBO LA (the “Transferred Interest”) to the Majority Shareholder and upon closing in March 2010, Sony continued to own approximately 8% of HBO LA (the “Retained Interest”).  The Retained Interest was accounted for under the cost method.  As consideration for the HBO LA Transaction, Sony received cash proceeds in March 2010 of 19,424 million yen and a put option (the “Put Option”) with a fair value of 1,371 million yen.  The Put Option granted Sony the right to require the Majority Shareholder to purchase the Retained Interest at any time during the 10-year period starting March 2010.  The exercise price of the Put Option was 5,798 million yen, escalating 5% per year during the first five years.  Thereafter, the exercise price of the Put Option was to be equal to the fair value of the Retained Interest.  Sony exercised the Put Option on March 18, 2011.

Mr. Larry Spirgel, p. 15

The portion of the HBO LA Transaction involving HBO LA’s Brazilian operations (the “HBO Brazil Transaction”) required submission to the Brazilian competition authority (CADE) for approval (the exercise of the Put Option and subsequent sale of the Retained Interest are covered by the original submission).  The consideration allocated to the HBO Brazil Transaction was 40% of the total consideration from the HBO LA Transaction.  On May 6, 2011, CADE published official notification approving the HBO Brazil Transaction without restriction or condition.

Under Brazilian competition law, filings are non-suspensory.  As such, there is no mandatory waiting period and transactions may be closed and implemented before clearance by CADE is received.  Therefore, upon closing, and not on the date of CADE’s approval, the HBO LA Transaction was considered legally closed, the Majority Shareholder was considered to have obtained control over the equity interest it acquired, and Sony received the cash consideration and the Put Option.  After consulting with external legal counsel with expertise in Brazilian competition law, Sony determined at the time of the closing that there was only a remote chance that CADE would not approve the transaction or would approve the transaction with conditions.  If, despite such remote possibility, CADE had approved the HBO Brazil Transaction subject to satisfaction of specified conditions or had denied approval altogether, to the extent the transaction has effects in Brazil, the parties would have been required to comply with such conditions or rescind the transaction, respectively.

As Sony’s interest in HBO LA was an equity ownership that allowed Sony to receive cash in the form of dividends from HBO LA, Sony’s interest met the definition of a financial asset as defined in ASC 860-10-20, and as such the HBO LA Transaction represented a sale if it met the criteria outlined in ASC 860-10-40-5.

Sony evaluated the HBO LA Transaction in accordance with ASC 860-10-40-4 to ASC 860-10-40-5.  The standard states: “a transfer of a financial asset shall be accounted for as a sale when the transferee surrenders control over the financial asset and receives consideration in exchange.

Mr. Larry Spirgel, p. 16

The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:
1.	The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership
2.
Each transferee has the right to pledge or exchange the assets  it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the  transferor

3.	The transferor does not maintain effective control over the transferred assets through either
a.	an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or
b.	the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.”

Set forth below is Sony’s analysis of the three criteria:

Criterion 1 – Are the assets isolated from Sony?

At closing, the Transferred Interest was transferred to the Majority Shareholder and Sony received cash consideration of 19,424 million yen and the Put Option.  As a result, the Transferred Interest is out of reach of the creditors of Sony, even in the event of a bankruptcy of Sony before Brazilian regulatory approval was obtained.  As the required regulatory approval in Brazil is non-suspensory, Sony (in consultation with external Brazilian legal counsel) concluded that the Transferred Interest was transferred to the Majority Shareholder at closing and is beyond the reach of Sony’s creditors.  In addition, Sony (in consultation with external counsel in the United States and Japan) also confirmed that the Transferred Interest is out of reach of the creditors of Sony.

Criterion 2 – Ability to pledge or transfer purchased assets?

At closing, the Majority Shareholder assumed control of the Transferred Interest and was free to use the Transferred Interest as it saw fit.  As the Brazilian regulatory approval is non-suspensory, the Majority Shareholder obtained control of the Transferred Interest at closing and is entitled to the full risks, rights and rewards of ownership (including those that have an effect in Brazil).

Mr. Larry Spirgel, p. 17

The required regulatory approval in Brazil does not restrict the ability of the Majority Shareholder to use, pledge, transfer or exchange the Transferred Interest.  Prior to obtaining regulatory approval in Brazil, the Majority Shareholder was able to validly and legally transfer its ownership to a third party.  If CADE had granted only conditional approval of or rejected the HBO Brazil Transaction, Sony and the Majority Shareholder would have been required under the terms of the purchase agreement to use reasonable commercial efforts to satisfy the conditions or otherwise reform the transaction, in whole or in part, so as to give effect to their original intent in entering into the HBO Brazil Transaction in a manner consistent with applicable law.   In that case, the HBO Brazil Transaction would have been rescinded (with no impact on the portion of the HBO LA Transaction not relating to the HBO Brazil Transaction) only if Sony and the Majority Shareholder were unable to reasonably satisfy such conditions or agree upon the terms of reformation, or if the HBO Brazil Transaction was not otherwise capable of being reformed.     Furthermore, Sony had been advised by external Brazilian legal counsel that CADE had not rejected a sale of interests between existing shareholders in the five years prior to the closing of the HBO LA Transaction and further that there was only a remote chance that CADE would reject the transaction or impose any conditions in order for the transaction to be cleared.

Under ASC 860, rights to restrict the pledge or transfer of the assets under pre-existing arrangements must also be considered.  Under the shareholders agreement, the other equity holders of HBO LA have the right of first negotiation and last refusal if any of the other equity holders plan on selling their ownership interest.  The right of first negotiation and last refusal does not represent a limitation on the Majority Shareholder’s ability to pledge or transfer the asset, per ASC 860-10-40-18, “because that right in itself does not enable the transferor to compel the transferee to sell the assets and the transferee would be in a position to receive the sum offered by exchanging the asset, albeit possibly from the transferor rather than the third party.”

Criterion 3 – Continued control over the asset sold?

After the closing of the HBO LA Transaction, Sony no longer had any legal right to control, or any other rights with respect to, the Transferred Interest.  Sony had no voting rights with respect to such Transferred Interest and retained no control over such interest.  After the closing of the transaction, Sony continued to own the Retained Interest in HBO LA.  Sony’s ownership of the Retained Interest gave Sony certain minority protections, but did not give Sony any control of or the ability to control the Transferred Interest, nor were any rights afforded to Sony with respect to the Transferred Interest.

Mr. Larry Spirgel, p. 18

As noted above, as part of the HBO LA Transaction Sony received the Put Option to sell the Retained Interest to the Majority Shareholder.  The Put Option had no bearing on the Transferred Interest sold by Sony in the HBO LA Transaction, but instead provided a mechanism for Sony to liquidate the Retained Interest.

As also noted above, the only situation in which the HBO Brazil Transaction could have been rescinded would have been on the remote chance that, with respect to Brazil, both (1) CADE granted only conditional approval of or rejected the HBO Brazil Transaction and (2) Sony and the Majority Shareholder were then either unable to satisfy the conditions imposed by CADE or unable to mutually agree on the terms of reforming the transaction in a manner satisfactory to CADE.

There are no other terms or provisions in the purchase agreement, shareholders agreement or other agreements governing or relating to the transaction that provided Sony with the right or obligation to regain or obtain control over the Transferred Interest.

In conclusion, because Sony met the three criteria outlined in ASC 860-10-40-5, Sony was deemed to have surrendered control of the financial asset and, as such, the transaction was recorded as a sale of a financial asset.  In accordance with ASC 860-20-25-1, Sony recorded all “assets obtained and liabilities incurred in consideration as proceeds of the sale,” which included cash and the Put Option, and recognized a gain on the sale.

The Put Option was initially recorded at fair value in accordance with ASC 860-20-30-2.  Per ASC 860-20-35-7 subsequent measurement of the Put Option was accounted for in accordance with other ASC topics.  To determine the subsequent accounting, Sony first determined whether or not the Put Option met the definition of a derivative.

Per ASC 815-10-15-83: “A derivative instrument is a financial instrument or other contract with all of the following characteristics:
a.
Underlying, notional amount payment provision: The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings.
2.	One or more notional amounts or payment provisions or both.
b.
Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:
1.	Its terms implicitly or explicitly require or permit net settlement.

Mr. Larry Spirgel, p. 19

2.	It can readily be settled net by a means outside the contract.
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.”

The Put Option met the first two criteria but did not meet the third criteria of net settlement.  Net settlement can occur (1) under the contract terms, (2) through a market mechanism, or (3) settlement by delivery of derivative instrument or an asset readily convertible to cash.  For the Put Option, the contract did not provide any mechanism for settlement other than exercising the Put Option (exchanging the Retained Interest for the exercise price).  As HBO LA is a private company owned by a limited number of parties, there is no market mechanism to net-settle the Put Option.  Lastly, the settlement of the Put Option requires the delivery of an asset (i.e., the Retained Interest) but the asset is not readily convertible to cash.

As the Put Option did not meet the criteria of a derivative, the Put Option was treated as a financial instrument, but not a derivative financial instrument.  As the Put Option was not a derivative financial instrument and as Sony did not elect the fair value option outlined in ASC 825-10, Sony accounted for the Put Option along with the Retained Interest using the cost method as described in ASC 325-20 Cost Method Investments.

As first noted above, in March 2011 Sony exercised the Put Option and sold the Retained Interest to the Majority Shareholder and recorded a gain of approximately 3,329 million yen.  This transaction will be reported in Sony’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011.

Mr. Larry Spirgel, p. 20

Form 6-K filed February 14, 2011
(2) Business Overview, page 3

4.
We note that television sales increased 21% during the nine months ended December 31, 2010 compared with the same period last year.  In your earnings call on October 29, 2010, your Chief Financial Officer referred to booming TV sales in Japan because of a “government subsidy in place” and a “refund for certain categories of TV that you buy.”  Please tell us and expand your disclosure to describe the government subsidy program and the nature of the refund.  Also, discuss the impact of the subsidy on total TV sales, the TV categories subject to the subsidy, and any implications on the loss of the subsidy in the future.  We understand that the subsidy will end in March 2011.

Further, tell us in detail how the subsidy impacted your TV sales in Japan and total TV sales for your fiscal years March 31, 2011 and 2010.  We note your disclosure on page 40 of your 2010 Form 20-F.  Please provide us with your proposed disclosures.

Response:  Transmitted under separate cover, and on a confidential and supplemental basis, are certain figures relating to the LCD television market in Japan and Sony’s LCD television sales in Japan and outside of Japan during the fiscal years ended March 31, 2009, 2010 and 2011 (the “submitted reports”).

Sony notes the Staff’s comment and respectfully informs the Staff that the Japanese government launched the “eco-point” program, which went into effect on May 15, 2009, in order to help mitigate global warming, stimulate the Japanese economy and promote the widespread use of televisions capable of receiving terrestrial digital broadcasting.  Eligible products that fulfilled certain environmental efficiency conditions, such as power consumption, including terrestrial digital televisions sold by Sony (substantially all of which are LCD televisions) and other manufacturers, as well as air conditioners and refrigerators which are not sold by Sony.  The number of eco-points was set based on the relative environmental efficiency of the eligible products.   Consumers applied directly to a program administered and funded by the Japanese government which both granted eco-points after the retail purchase of the eligible products and facilitated the exchange of eco-points for gift certificates, prepaid cards, electronic money, local specialty products or other energy-efficient and environmentally-conscious goods.  The initial program planned to offer eco-points for the eligible products purchased up until March 31, 2010.  At the end of this period, however, the program period was extended and scheduled to run in two stages until December 31, 2010 and March 31, 2011, respectively, with eligible product scope and eco-point exchange rates being progressively reduced.  The program ended on March 31, 2011.

Mr. Larry Spirgel, p. 21

Televisions eligible for the eco-point program included LCD, plasma and organic LED televisions, as well as PC monitors with terrestrial digital tuners that satisfied the above-mentioned environmental efficiency conditions.  The LCD television market in Japan, based on industry data, grew significantly on a unit sales basis as shown in Table 1 in the submitted reports, particularly in the fiscal year ended March 31, 2011.

While the eco-point program was a significant contributing factor to the growth of the LCD television market, the increase in unit sales during these periods can also be attributed to some extent to the anticipated transition from analog to digital television broadcasting in Japan.  Analog television broadcasting is scheduled to be phased out in Japan in July 2011 (the termination has been extended for a year in certain limited areas due to the Great East Japan Earthquake) and it will no longer be possible to view a television broadcast without a digital television or converter.

As a result of how the above factors contributed to demand, particularly in the fiscal year ended March 31, 2011, the LCD television market in Japan is expected to contract significantly in future periods.

The same factors, namely the eco-point program and the anticipated termination of analog television broadcasting, also contributed favorably to Sony’s LCD television unit sales in Japan as almost all of the LCD televisions sold by Sony in Japan were eligible for the program and Sony was able to maintain a relatively similar market share during the program period.  However, because the eco-point program is a broad subsidy administered by the Japanese government after the sale of eligible products, Sony’s ability to determine the precise impact of the subsidy on television sales is limited, particularly in combination with continued enhanced demand as a result of the anticipated transition from analog to digital television broadcasting in Japan.  While Sony’s LCD television sales in Japan benefited from the above factors, the impacts were partially offset by continued price pressure resulting from competition in the market.

Although Sony’s LCD television sales in Japan experienced increases as shown in Table 2 in the submitted reports, incremental sales outside of Japan were much larger in absolute units and yen in the fiscal year ended March 31, 2011, as shown in Table 3 in the submitted reports.

LCD television sales increased outside of Japan in the fiscal year ended March 31, 2011, due largely to rapid growth in sales in emerging market countries where demand was robust.  Sales in yen decreased outside of Japan in the fiscal year ended March 31, 2010 due mainly to the negative impact of the downturn in the global economy, offset by the recovery in demand in emerging markets experienced during the second half of the fiscal year ended March 31, 2010.

Mr. Larry Spirgel, p. 22

Due to the relative size of LCD television sales in Japan and outside of Japan in the fiscal years ended March 31, 2010 and 2011, as shown in Paragraph 1 of the submitted reports, Sony anticipates that the impact of the contraction of the Japanese LCD television market after the end of the eco-point program will be limited on a consolidated basis.

Sony plans to include additional disclosures in a form substantially similar to the below within “Sales to Outside Customers by Geographic Area” in Annual Report on Form 20-F for the fiscal year ended March 31, 2011:

“Sony’s LCD television sales in Japan increased approximately 42 percent in the fiscal year ended March 31, 2011.  The increase was primarily as a result of both a program that provided consumers with a subsidy directly from the Japanese government after the purchase of qualifying products and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan, which is scheduled to be completed by July 2011.  The contribution of these factors to the growth in television sales was partially offset by continued price competition.  The government subsidy program expired on March 31, 2011.  Due to the relative size of the sales in Japan and outside of Japan, Sony anticipates that the impact of the expected contraction of the Japanese LCD television market after the end of the government subsidy program will be limited on a consolidated basis.”

*****

Mr. Larry Spirgel, p. 23

Please call Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation at 212-833-4838 or me at 212-225-2510 to discuss any questions or comments you may have on this response.

Very truly yours,

/s/ William F. Gorin
William F. Gorin

cc:	Ms. Kathryn T. Jacobson, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Brandon Hill, Division of Corporation Finance, Securities and Exchange Commission

Mr. Masaru Kato, Executive Vice President and Chief Financial Officer, Sony Corporation

Ms. Nicole Seligman, Executive Vice President and General Counsel, Sony Corporation

Mr. Robert T. Klemm, Partner, PricewaterhouseCoopers LLP

Mr. Akihiko Nakamura, Partner, PricewaterhouseCoopers Aarata

Annex I

June 3, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:              Sony Corporation
Form 20-F for the Fiscal Year Ended March 31, 2010
Filed June 28, 2010
File No. 1-06439

Dear Mr. Spirgel:

Reference is made to your letter to Sony Corporation (the “Company”) dated April 15,
2011.  As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Nicole Seligman
Nicole Seligman
Executive Vice President and General Counsel

cc:	Ms. Kathryn T. Jacobson, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Dean Suehiro, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Mr. Brandon Hill, Division of Corporation Finance, Securities and Exchange Commission

Mr. Masaru Kato, Executive Vice President and Chief Financial Officer, Sony Corporation